EXHIBIT 99.44

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ(OTC):GMLRF / BSX:GL7

August 6, 2002
News Release #15-2002	Issued: 33,924,316 Shares

GAMMON LAKE – BOLNISI GOLD OCAMPO PROJECT
JOINT VENTURE UPDATE

Gammon Lake Resources Inc. (GAM:TSX) is pleased to announce continuing positive results in the final feasibility stage of work completed to date on the Gammon Lake/ Bolnisi Gold Joint Venture project at Ocampo, Chihuahua State Mexico.

Bolnisi Gold NL of Australia has the right to earn a sixty percent (60%) interest in a portion of the Ocampo project (Press Release #7, March 25, 2002) identified as the Gammon/Bolnisi Joint Venture area on the map set out below:

TOPOGRAPHICAL MAP OF OCAMPO

Prior to the Gammon Lake/Bolnisi Joint Venture, Gammon Lake had expended approximately $14,000,000 on the Ocampo project which included the completion of 38,000 meters of drilling in 300 holes resulting in the identification of a total project wide resource set out in the table below:

OCAMPO’S CURRENT MINERAL RESOURCE

Category	Tonnes	Grade Gold Grams/ Tonne	Grade Silver Grams/ Tonne	Contained Ounces Gold	Contained Ounces Silver
Measured	7,671,000	1.40	67	344,400	16,644,600
Indicated	14,019,000	1.46	51	659,000	23,005,000
Total measured and indicated	21,690,000	1.44	57	1,003,400	39,649,600
Inferred	5,805,000	1.70	86	317,000	16,040,000

The Gammon/Bolnisi Joint Venture area of the Ocampo project has a current identified resource (Press Release #8, April 9, 2002) set out in the table below:

JOINT VENTURE PORTION OF THE RESOURCE — GAMMON RECEIVES 40% OF
PRODUCTION – CAPITAL COSTS BORNE BY BOLNISI GOLD NL

GOLD		SILVER
Measured & Indicated	316,100 oz	Measured & Indicated	13,336,000 oz
Inferred	117,100 oz	Inferred	7,553,000 oz

Under the Joint Venture Agreement with Gammon Lake, Bolnisi must complete a final feasibility study and place the project in production at an annualized rate of not less than 1.25 million tonnes of ore at Bolnisi’s sole expense within the next thirteen months or pay to Gammon Lake a penalty of $100,000 per month for up to six months, at which point, if the Joint Venture project is not in production at the rate indicated, Bolnisi will not earn its sixty percent (60%) interest.

The management of Bolnisi Gold has a proven track record of exploring, evaluating and developing mineral deposits in different parts of the world in a short time, on budget and at low capital cost. Gammon Lake’s management is pleased with the progress of the Joint Venture project to date and is confident that Bolnisi will meet the project schedule.

Concurrent with Bolnisi’s progress on the final feasibility study, Gammon Lake is proceeding with its 2002 drill program on its 100% owned North East Ocampo project area indicated on the map above. The previously identified resource on Gammon Lake’s 100 % owned portion of the Ocampo project is set out in the table below:

TOTAL RESOURCE 100% GAMMON OWNED PORTION

GOLD		SILVER
Measured & Indicated	316,100 oz	Measured & Indicated	13,336,000 oz
Inferred	117,100 oz	Inferred	7,553,000 oz

Gammon Lake will complete approximately 20 holes for a total of 5,000 meters of drilling. The drill program has been specifically designed to test underground extensions of known high grade deposit areas as well as underground extensions of areas which have already produced strong results from earlier drilling and will also step out to explore additional prospective areas. A report prepared by

Pincock Allen and Holt (PAH) of Lakewood, Colorado entitled “Ocampo Gold-Silver Project, Preliminary Assessment, Chihuahua, Mexico, Technical Report”dated April 9 2002 indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and development and this is the primary goal of the Company (Press Release #13, June 17, 2002). The full text of the PAH report was filed on April 24, 2002 and is available at www.sedar.com. Results of Gammon Lake’s drilling will be reported as assay work is completed commencing in September.

Gammon Lake’s joint venture partner, Bolnisi Gold has recently issued a report on its activities for the quarter ended 30 June 2002. The text of that quarterly report relating to the Ocampo Gold Silver Project is set out below:

— Text of Bolnisi Quarterly Report relating to Ocampo Project —

The Ocampo Project, located in the Sierra Madre Occidental metallogenic province, Chihuahua, Mexico covers 3,499 hectares. The Company has the right to earn a 60% interest in a defined area within the Ocampo Project and the gold and silver resources contained therein. The area of interest covered by the Company’s agreement contains the majority of the already defined existing open pittable oxide resources and, in the Company’s opinion, the majority of any potential for further upside.

DRILLING PROGRAM

At Ocampo, gold/silver mineralisation is of the intrusion-related low sulphidation epithermal style with ore deposition controlled in structural settings locally referred to as clavos (ore shoots).

The objective of the current drill program, as part of the Ocampo Project feasibility study, is to develop the resource model to Australian JORC standards enabling ore reserves to be determined, pit outlines defined and mining schedules detailed thus facilitating completion of feasibility and subsequent development. In parallel, this program has provided core samples for metallurgical, geotechnical, geological and environmental purposes.

A total of 4,486 metres of diamond core and reverse circulation (RC) drilling has been completed on the Ocampo Project over the last quarter. This included the drilling of twelve 61.5mm diameter HQ core holes for sample for metallurgical testwork, along with 29 RC drillholes designed to infill and extend the existing drill pattern at Plaza de Gallos, Refugio and the eastern end of Conico. Assay results are awaited on drillholes ODH-268 to ODH-279. When these assays are to hand, the resource model will be updated (a continuing process) and the next phase of drilling will proceed. This is estimated to entail a further 4,400 metres of RC drilling in 25 holes to complete Plaza de Gallos and Refugio, and 3,500 metres at Picacho.

Progress during this current program has been made in increasing understanding of ore controls. It is now considered that dip continuity of ore shoots is not as important as the plunge control of those shoots and alteration control is also better understood. On the upside, grade and continuity is holding up down plunge.

Overall, pending further assays and resource modelling, the measured category of resources appears to have been increased and there is better continuity and control over early mining resources in Plaza de Gallos and Refugio.

Metallurgical Drilling

The 12 metallurgical drillholes twinned existing holes which were considered representative of the mineralisation. Four holes were collared at both Plaza de Gallos and Refugio and two each at Picacho and Conico. Drillholes ODH-242 and 243 were terminated in old workings not intersected in the original holes ODH-79 and 72. Drillholes ODH-252 and 253 were both drilled as twins of ODH-1. This core has been shipped to an Australian metallurgical laboratory for carbon in leach testwork, crushing, grinding, compressive strength tests, and general process testwork which will assist in determining the optimum process route for Ocampo ore.

Resource/Reserve Drilling

Plaza de Gallos
At Plaza de Gallos, drilling resulted in the following significant results:

Drillhole	Area	From	To	Intercept (m)	Au g/t	Ag g/t

ODH-242	PDG	126.5	134.1	7.6	3.39	52
ODH-261	PDG	7.0 34.4	29.9 48.2	22.9 13.7	6.75 2.44	45 46
ODH-262	PDG	5.5	54.3	48.8	2.48	33
ODH-266	PDG	36.0 46.6	39.0 48.2	3.0 1.5	2.58 5.39	92 48

Infill drilling was completed on the two western sections of Plaza de Gallos. Assay results are awaited but a preliminary geological interpretation suggests that the drilling has tracked the north-west plunge of the Plaza de Gallos mineralisation in between previous drill intercepts on these sections.

Refugio
At Refugio, drillholes ODH-240, 245, 263, 264, 265 and 272 were drilled to test the up-dip continuity of the mineralisation and to ensure adequate control on grade interpolation in the near surface zone. Drill results are encouraging with quartz breccia and stockworking being intersected in all holes along with some significant mineralised intercepts as follows:

Drillhole	Area	From	To	Intercept (m)	Au g/t	Ag g/t

ODH-245	REF	1.5	19.8	18.3	1.54	93
ODH-261	REF	0.0	13.1	13.1	2.10	100
ODH-262	REF	12.8	28.0	15.2	1.24	74
ODH-266	REF	8.5	34.4	25.9	0.96	57

METALLURGY

Gravity leach tests were performed on RC chip composite samples from the earlier drilling campaign at Refugio (drillholes ODH-091 and 118). Agitated leach tests at a grind size of 80% passing 75 microns were completed with and without gravity separation prior to leaching. The samples leached very well with about 95% of the gold extracted after 24 hours of leaching with and without the gravity step. The latter improved the silver leaching rate and therefore the silver extraction after 24 hours by an average of approximately 6% for the two composites tested giving an average silver recovery of about 83%.

This test work was repeated at a grind size of 80% passing 53 microns. For the lower grade composite (ODH118) there is a slight improvement in both gold and silver recoveries indicated by grinding to a p80 = 53 microns compared with a p80 = 75 microns for a leaching time of 24 and 48 hours. This equates to about US$0.08 per tonne but additional power costs for the finer grind is about 3 times this value.

There was a slight improvement in the gold recovery for the higher grade composite (ODH091) after 24 hours of leaching but not enough to cover the additional power cost of the finer grind. Silver recovery after 24 hours was actually lower at the finer grind size. After 48 hours of leaching, the additional gold and silver recovery at the p80 = 53 microns is more significant at about US$0.43 per tonne.

Broadly speaking based on these two composite samples there appears to be no advantage in going to the finer grind. Further tests are in progress, the bulk of it on the new core samples drilled this quarter. This work will assist in determining whether heap leach or conventional crush/grind, leaching and carbon recovery of gold and silver is the optimum process route for treatment of the Ocampo ore.

ENGINEERING

New aerial photography at a scale of 1:10000 was flown at the end of the dry season in mid-June. This photography will enable detailed 1 metre contour topographic plans to be produced to assist in project design and construction. Photogrammetry will be commenced shortly. This photography also has geological applications.

Investigations into availability of good quality used processing equipment in North America are ongoing.

FUTURE WORK

As noted above, on completion of the review of the results of the drilling completed to date, the Ocampo Project resource model will be updated and a further 4,400 metres of RC drilling will be undertaken at Plaza de Gallos and Refugio and 3,500 metres at Picacho. This program is intended to enable mine scheduling and pit outlines to be determined for feasibility and development purposes.

Metallurgical testwork, engineering design work and environmental studies will be progressed in anticipation of the commencement of plant construction.

OTHER

In accordance with the Australian Stock Exchange Limited Listing Rules 5.10, 5.12 and 5.13, technical information contained in this report unless otherwise indicated is based on information compiled by a competent person who is a corporate member of the Australasian Institute of Mining and Metallurgy and who has consented in writing to the inclusion of such technical information in the form in which it appears in this report. The competent person is Kenneth M. Phillips, a Director of Bolnisi Gold NL.

— End of Bolnisi Report —

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.